UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ZI CORPORATION
(Name of Subject Company)

ZI CORPORATION
(Name of Persons Filing Statement)

Common Shares (Title of Class of Securities)

988918108 (CUSIP Number of Class of Securities)

Blair Mullin, Chief Financial Officer Zi Corporation
2100, 840 – 7th Avenue S.W. Calgary, AB, Canada T2P 3G2 (403) 233-8875

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Thomas M. Rose	Don Leitch
Troutman Sanders LLP	Carscallen Leitch LLP
401 9th Street, NW, Suite 1000	1500, 407 – 2nd Street S.W.
Washington, DC 200004	Calgary, AB, Canada T2P 2Y3

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to an offer (the "Nuance Offer") by Nuance Communications, Inc., a Delaware corporation (the "Offeror"), to purchase each issued and outstanding common share (the "Common Shares") of Zi Corporation, an Alberta corporation ("Zi"), at a purchase price of US$0.40 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offeror’s Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.

In connection with the Nuance Offer, Zi’s board of directors has prepared a directors’ circular (the "Directors’ Circular") pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to holders of Zi Common Shares, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

Item 1.

Subject Company Information.

(a)

The name of the subject company is Zi Corporation, a corporation organized under the laws of the province of Alberta, Canada. The address and telephone number of its principal executive offices is 2100, 840 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2, (403) 233-8875.

(b)

This Statement is filed in respect of the Zi Common Shares. As of December 11, 2008, there were 50,667,957 Common Shares issued and outstanding. As of the same date, there were 4,578,200 Common Shares issuable pursuant to stock options and restricted stock units and 1,709,532 Common Shares issuable upon exercise of outstanding warrants.

Item 2.

Identity and Background of Filing Person.

(a)

Zi is the subject company and the person filing this Statement. Zi’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Zi maintains a website at www.zicorp.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

(b)

This Statement relates to the Nuance Offer as set forth under "Introduction" above, which information is incorporated herein by reference. The Nuance Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO"), dated November 26, 2008, as amended on December 3, 2008, filed by the Offeror with the U.S. Securities and Exchange Commission. According to the Schedule TO, the Nuance Offer will expire at 5:00 p.m. (Calgary Time) on January 2, 2009, unless the Offeror extends or withdraws the Nuance Offer.

The Schedule TO states that the Nuance Offer is being made by Nuance. The Schedule TO states that Nuance’s principal executive offices are located at 1 Wayside Road, Burlington, Massachusetts 01803, United States.

Item 3.

Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Directors’ Circular under the headings "Ownership of Securities of Zi", "Ownership of Securities of Nuance", "Relationship between Nuance and Directors and Officers of Zi", "Arrangements between Zi and Directors and Officers of Zi", "Arrangements Between Nuance and Shareholders of Zi", "Interests of Directors and Officers of Zi in Material Contracts of Nuance" and "Trading in Securities of Zi" is incorporated herein by reference.

In addition, the information set forth on pages 5 through 11, 15 and 20 ("Compensation of Directors", "Compensation of Executive Officers," "Other Compensation", "Composition of Compensation Committee", "Chairman of the Board", "Indebtedness of Directors and Officers", "Interest of Insiders in Material Transactions and Matters to be Acted Upon") of Zi’s Management Information Circular, dated April 30, 2008, which was sent to Zi shareholders in connection with Zi’s 2008 Annual Meeting of Shareholders, is filed as Exhibit (e)(1) and is incorporated herein by reference. The agreements and plans filed as Exhibits (e)(2) through (9) are incorporated herein by reference.

To the knowledge of Zi, there are (i) no arrangements or agreements made or proposed to be made, nor any understandings between, the Offeror and any of its directors, executive officers or affiliates, on the one hand, and Zi and any of its directors, executive officers or affiliates, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Zi’s directors or executive officers remaining in or retiring from office if the Nuance Offer is successful; and (ii) no actual or potential conflicts of interest between the Offeror, its directors, executive officers or affiliates, on the one hand, and Zi, its directors, executive officers or affiliates, on the other hand. No director or executive officer of Zi is also a director or executive officer of the Offeror or any of its subsidiaries.

Item 4.

The Solicitation or Recommendation.

(a)

Solicitation/Recommendation

The information set forth in the Letter to Shareholders in the Directors’ Circular, as well as on the final page of the Directors’ Circular and the information set forth in the Directors’ Circular under the headings "Recommendation", "Directors’ Recommendation", "No Need for Immediate Action" and "Reasons for Making the Recommendation to Reject the Offer" is incorporated herein by reference.

(b)

Reasons for the Recommendation

The information set forth in the Letter to Shareholders in the Directors’ Circular, as well as on the final page of the Directors’ Circular and the information set forth in the Directors’ Circular under the heading "Reasons for Making the Recommendation to Reject the Offer", "Background to the Offer" is incorporated herein by reference.

(c)

Intent to Tender

Except as set forth or incorporated by reference in this Statement, to the best of Zi’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, each director, executive officer, affiliate and subsidiary of Zi currently intends to hold any Common Shares of which he, she or it is the record or beneficial owner and does not intend to tender any such Common Shares in the Nuance Offer. The information set forth in the Directors’ Circular under the headings "Background to the Offer" and "Intentions of Directors, Officers and Shareholders of Zi with Respect to the Offer" is incorporated herein by reference.

Item 5.

Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Directors’ Circular under the heading "Background to the Offer" is incorporated herein by reference.

Item 6.

Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, no transactions in the Common Shares have been effected during the past 60 days by Zi or, to Zi’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries. The information set forth in the Directors’ Circular under the heading "Trading in Securities of Zi" is incorporated herein by reference.

Item 7.

Purposes of the Transaction and Plans or Proposals.

The information set forth in the Directors’ Circular under the headings "Reasons for Making the Recommendation to Reject the Offer", "Background to the Offer" and "Response of the Offeree Issuer" is incorporated herein by reference.

Item 8.

Additional Information.

The information set forth on the final page of the Directors’ Circular and the information set forth in the Directors’ Circular under the headings "Directors’ Circular", "The Offer", "Directors", "Material Changes", "Other Material Information", "Caution Regarding Forward-Looking Statements", "Currency", "Information Regarding Nuance", "Availability of Disclosure Documents", "Approval of Directors’ Circular" and "Statutory Rights" is incorporated herein by reference.

Item 9.

Exhibits.

Exhibit No.	Description

(a)(1)	Directors’ Circular, dated December 11, 2008. (Filed herewith.)

(a)(2)	Letter to shareholders, dated December 8, 2008. (Filed herewith.)

(a)(3)	Press release issued by Zi on November 28, 2008. (Incorporated by reference to Exhibit 99.1 to Zi’s Report on Form 6-K filed on November 28, 2008.)

(a)(4)	Press release issued by on December 11, 2008. (Filed herewith.)

(e)(1)	Excerpts from Zi Corporation’s Management Information Circular dated April 30, 2008 relating to the 2008 Annual Meeting of shareholders. (Filed herewith.)

(e)(2)	Employment Agreement dated February 5, 2001 between Zi Corporation of America, Inc. and Roland Williams. (Filed herewith.)

(e)(3)	Employment Agreement dated July 20, 2005 between Zi Corporation of America, Inc. and Milos Djokovic. (Incorporated by reference to Exhibit 4.5 to Zi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.)

(e)(4)	Amendment to Employment Agreement, dated June 26, 2007 between Zi Corporation of America, Inc. and Milos Djokovic.(Incorporated by reference to Exhibit 4.5.1 to Zi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.)

(e)(5)	2007 Stock Incentive Plan. (Incorporated by reference to Exhibit 4.14 to Zi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.)

(e)(6)	Employment Agreement dated September 15, 2006 between Zi Corporation (H.K.) Limited and Axel Bernstorff. (Incorporated by reference to Exhibit 4.15 to Zi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.)

(e)(7)	Employment Agreement dated December 20, 1999 between Zi Corporation of Canada, Inc. and Weigen Qiu (as amended). (Incorporated by reference to Exhibit 4.16 to Zi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.)

(e)(8)	Permanent Placement Agreement dated December 31, 2007 between Zi Corporation and Tatum, LLC. (Incorporated by reference to Exhibit 4.17 to Zi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.)

(e)(9)	Letter Agreement regarding the employment of Jason Paul, dated December 20, 2006, between Zi Corporation of Canada, Inc. and Jason Paul. (filed herewith.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2008	/s/ Blair Mullin
Blair Mullin
Chief Financial Officer